Exhibit 1.01

Alphabet Inc.
Conflict Minerals Report
For The Year Ended December 31, 2025

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“the Rule”), which requires certain reporting and disclosure related to conflict minerals. Conflict minerals are currently defined as cassiterite, columbite-tantalite, wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”)1 for the purpose of this assessment. These requirements apply to registrants whatever the geographic origin of their conflict minerals and whether or not their conflict minerals fund armed conflict. Please refer to the Rule, Form SD, and SEC Release No. 34-67716 for definitions to the terms used in this CMR, unless otherwise defined herein.

Statements in this CMR are based on our due diligence activities performed in good faith for the calendar year 2025 and are based on information available at the time of this filing, unless otherwise indicated. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter and/or refiner (collectively referred to as “smelter(s)”) data, errors or omissions by suppliers or smelters, ongoing certifications of smelters, continued guidance or amendments to the Rule, and other issues. Additionally, this CMR may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties.

References to our websites and information available through these websites are not incorporated into this CMR.

Throughout this CMR, we use “Alphabet,” “we,” “our,” “us” and similar terms to refer to Alphabet Inc. and its subsidiaries (collectively, “Alphabet”), unless otherwise indicated, and use “Google” to refer to Google LLC, a wholly owned subsidiary of Alphabet.

1.Overview

(A) Company

Alphabet is a collection of businesses — the largest of which is Google. We report Google in two segments, Google Services and Google Cloud, and all non-Google businesses collectively as Other Bets. Supporting these businesses, we have centralized certain AI-related research and development focused on advanced research in AI and developing the frontier models that serve our businesses, which is reported in Alphabet-level activities. Alphabet’s structure is about helping each of our businesses prosper through strong leaders and independence.

Our Google Services and Google Cloud segments together represented approximately 99% of our consolidated revenues in 2025. Our Google Services segment generates revenues primarily by delivering both performance and brand advertising that appears on Google Search & other properties. In addition, Google Services generates revenues from products and services beyond advertising, including (i) consumer subscriptions, which primarily include revenues from YouTube services, such as YouTube TV, YouTube Music and Premium, among others; (ii) platforms, which primarily include revenues from Google Play sales of apps and in-app purchases; and (iii) devices, which primarily include sales of the Pixel family of devices. Through our Google Cloud Platform and
1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Google Workspace offerings, our Google Cloud segment generates revenues primarily from consumption-based fees and subscriptions for infrastructure, platform, applications, and other cloud services. Our Other Bets are at various stages of development, ranging from those in the research and development phase to those that are scaling commercialization.

(B) In-Scope Products

Products assessed for the scoping of the CMR included tangible products of Alphabet that enter the stream of commerce as defined by the Rule. The hardware products considered in scope for this CMR pertain to consumer-facing devices such as healthcare technology, home devices, phones, wearable devices, streaming devices, tablets, security cameras, and, more specifically, the components of the hardware, such as circuit boards, chips, capacitors, alloys, motor components, and wires.

(C) Supply Chain

Our supply chain consists of a broad range of suppliers and several manufacturing models. We engage other companies to manufacture or assemble hardware components, such as those described in 1(B), on our behalf. Whether we are working with Original Equipment Manufacturers or more closely with the product design, we do not directly purchase raw materials and are several tiers away from the smelter and country of origin of the 3TG used in our products. In addition, many of the suppliers we work with are not directly subject to the Rule and its corresponding requirements. To influence activities through multiple tiers of the supply chain, we actively engage with a variety of industry members, including the Responsible Minerals Initiative (“RMI”) and the Initiative for Responsible Mining Assurance ("IRMA"). We leverage RMI tools such as Conflict Minerals Reporting Template (“CMRT”), the Extended Minerals Reporting Template (“EMRT”) and the Additional Minerals Reporting Template ("AMRT") for specific suppliers. Furthermore, we support RMI through participation in various workgroups and initiatives to support the Responsible Minerals Assurance Process (“RMAP”). We also contribute to RMI Smelter Engagement Team ("SET") Working Group and IRMA Mining Engagement Team ("MET") by serving on its leadership team.

(D) Conflict Minerals Policy

We believe it is essential to establish validated conflict-free sources of 3TG within the Democratic Republic of the Congo (“DRC”) and adjoining countries (together, with the DRC, the “Covered Countries”) so that these minerals can be procured in a way that contributes to economic growth and development in the region. To aid in this effort, we have established a Conflict Minerals Policy and an internal team to implement the policy. We expect our suppliers to assure the 3TG in our products is sourced only from smelters or refiners that undergo audits against reputable third-party audit programs. These certification schemes perform due diligence on the source and chain of custody of the 3TG used in our products and provide their due diligence measures to us upon request. We then review the due diligence performed by these entities to understand the source and chain of custody of these minerals and further engage our suppliers as needed to uphold the standards and expectations set forth in our Supplier Code of Conduct. The due diligence standards of the aforementioned organizations all meet the OECD Due Diligence Standard, which is discussed in greater detail in Section 3 below.

2.Reasonable Country of Origin Inquiry (“RCOI”)

To determine which suppliers to survey regarding the source of the 3TG in our products, we first inventoried all products that we either manufactured or contracted for manufacture between January 1, 2025 and December 31, 2025, and that were intended to enter the stream of commerce. For all products in scope, we then identified and compiled a list of our suppliers (“in-scope suppliers”) from whom we requested 3TG sourcing information.

We requested all in-scope suppliers to provide us with information regarding their supply chain using RMI’s CMRT. We then leveraged internally developed tools and templates to ensure CMRT completeness, confirm adherence to minimum response standards, and identify potential inconsistencies. The CMRT included questions about location or mine of origin of the 3TG in the products; furthermore, it requested in-scope suppliers to make similar efforts to survey their own supply chains to obtain this information. We reviewed and monitored responses from our in-scope suppliers and followed up if we identified information to be incomplete or inconsistent with our expectations. Our follow-up actions included the following:

•If an in-scope supplier did not respond, we initiated a supplier escalation process until a response was received.
•If an in-scope supplier had inconsistent or incomplete information, we contacted the supplier and requested updated information, provided additional training resources, and reaffirmed our applicable Supplier Code of Conduct and Conflict Minerals Policy requirements.
•We worked with suppliers to improve their responses and commitment to (i) conflict-free sourcing at both company and product levels and (ii) sourcing from RMAP conformant smelters.
•We also encouraged suppliers to join industry collaborations to further support conflict-free sourcing.

In 2025, we received a 100% response rate from our in-scope suppliers. These suppliers are continuously gathering information from their own suppliers, and we continue to work with them to ensure that all relevant suppliers are fully represented.

Some in-scope supplier responses indicated that some smelters used at various levels of our supply chain obtain 3TG from the Covered Countries. Some in-scope supplier responses also indicated sourcing 3TG from outside of the Covered Countries, and from recycled or scrap sources. Based on the results of our supply chain survey and the nature of our supply chain as described in Section 1(C) above, we were unable to verify with certainty the source and chain of custody of all of the 3TG used by our suppliers and in our products. We completed due diligence on all smelters reported in our supply chain as described in Section 3 below.

3.Due Diligence

Our due diligence measures were designed to conform in all material respects to the five step framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (“OECD Guidance”).

Below is a description of our due diligence activities performed for the 2025 reporting year.

OECD Step 1 - Establish strong company management systems
•Our Conflict Minerals Policy, described in Section 1(D), is publicly available on our Investor Relations website.
•Our governance structure includes senior management from our in-scope product areas, legal, and finance organizations who are responsible for monitoring our due diligence activities. Oversight of the program consists of our Chief Financial Officer, Chief Compliance Officer, and vice presidents from supply chain and business operations, finance, and legal.
•We include responsible sourcing and due diligence requirements in our applicable Supplier Code of Conduct and in supplier contract templates. Our suppliers are expected to source from conflict-free sources and utilize the CMRT to disclose sourcing information about the 3TG in their products. We provide additional templates for follow-up, training and resources to our suppliers on our requirements.

•Our product areas utilize a system that includes online platforms for storing and managing our conflict minerals due diligence activities, communications, and results.
•We have a document retention policy for maintaining conflict minerals program documentation for a minimum of five years.
•We have a grievance mechanism for reporting violations of our policies.

OECD Step 2 - Identify and assess risk in the supply chain
•We requested that our in-scope suppliers provide a CMRT to collect information about the smelters of 3TG used in our products.
•We assessed the CMRTs received from our in-scope suppliers for completeness and reasonableness based on the OECD Guidance for Conflict and High Risk Areas (“CAHRAs”) globally, including the Covered Countries.
•We validated each smelter disclosed by our in-scope suppliers by checking against the smelter data provided by RMI.
•We provided conflict minerals feedback as needed to in-scope suppliers that were audited by our internal Supplier Responsibility audit program.
•For the ninth consecutive year, we utilized an independent third party to provide an assessment of 100% of the smelters disclosed by our in-scope suppliers, to track data, and to identify risks in smelters that have not yet undergone the RMAP. This prompted additional direct follow-up with smelters and suppliers.
•We communicated with in-scope suppliers that reported smelters which were not yet identified as RMAP conformant. We worked with in-scope suppliers to improve the completeness and accuracy of their responses and fostered their ongoing commitment to conflict-free minerals at both the company and product levels. We also encouraged all suppliers to join industry collaborations.
•We developed a plan for in-scope suppliers who are not sourcing exclusively from conformant smelters for products to bring those smelters into conformance.
•We worked with our in-scope suppliers and reviewed the CMRT responses they received from their suppliers. This process helped inform our direct and tier two suppliers on how to identify risks in the information they receive from their suppliers. As part of this process, we also encouraged suppliers to source from RMAP conformant smelters in the DRC and other CAHRAs.
•We participated in the RMI Smelter Engagement Team (China Sub-Team) Working Group and assisted in contacting smelters in the region through outreach and performing in-person visits.

OECD Step 3 - Design and implement a strategy to respond to identified risks
Program Governance:
•We created a list of suppliers for in-scope product areas that are in conformance with our Supplier Code of Conduct, and we use this list to guide our supplier selections and continuing business with known conflict-free sourcing suppliers.
•We provided updates to our Supplier Responsibility team, Supplier Responsibility Steering Committee, and the Alphabet Board of Directors Audit and Compliance Committee on our due diligence activities and CMR.

Supplier Due Diligence and Industry Engagement:
•We reviewed known incidents and allegations in the supply chain and worked with suppliers to improve responsible sourcing outcomes. We also worked with industry stakeholders to mitigate known industry-wide supply chain risks.
•Through our partnerships with the Public-Private Alliance for Responsible Minerals Trade (“PPA”) and Fair Cobalt Alliance (“FCA”), we continued to work with industry peer companies and partners to pursue better tracing, improve working conditions, and eliminate child and forced labor in mining.

•In 2025, Google assumed a leadership position in The Initiative for Responsible Mining Assurance (IRMA), helping guide collaborative efforts for the mining engagement and smelter engagement teams.

Supporting Livelihoods through Economic and Energy Sustainability:
•Diversifying economies, investing in sustainable development, and providing for alternative livelihoods are important components of any strategy to promote responsible mining. Since 2018, we’ve supported the Congo Power Initiative, which has completed 15 renewable energy projects in the DRC. These projects have provided access to renewable energy to over 26,400 people and enabled over 1,400 livelihoods in the region.
◦As part of the Congo Power Initiative, we successfully commissioned The Maison Dorcas Energy Storage Expansion Project on December 22, 2025, in Bukavu, Democratic Republic of Congo.The project doubled the energy storage capacity of the Maison Dorcas facility, a community center operated by the Panzi Foundation that supports survivors of sexual and gender-based violence. All trainees at the Maison Dorcas facility are women and girls. These Panzi training programs, which span one to two semesters, provide instruction in various vocational trades, including carpentry, jewelry-making, leatherwork, pastry-making, soap-making, tailoring, and sewing. Graduation figures show that 248 women and girls completed these programs in 2024, with that number increasing to 266 graduates in 2025. Notably, 135 of the 2025 graduates were identified as heads of households who are now applying their acquired skills to support their families.
•In 2025, we supported the second year of the “Her Security” project implementation, aiming to address the root cause of child labour and improve the overall well-being of women in the Democratic Republic of Congo’s artisanal cobalt and copper mining sector. This project sets up VSLAs to strengthen women’s economic power and improve their security. We aim to support the establishment of at least 30 VSLAs in 2026 and 90 VSLAs by the end of 2028.
•As part of our ongoing partnership with the PPA, we have broadened the scope of our efforts to focus on global transition minerals beyond 3TG within and outside of the Great Lakes Region of Africa and respond to global minerals demand. Particularly, we are supporting the PPA in extending their engagement to South America and Asia.
•In July of 2025, we completed phase 3 of a project with FCA to raise workers’ incomes through Village Savings and Loans Associations (VSLAs), implemented by FCA’s partner Alternatives for Action (A.F.A). 603 members participated in the VSLAs in 2025, 148 people benefited from increased financial literacy and entrepreneurship skills, and 213 income-generating activities (IGA) or micro-businesses were created.

OECD Step 4 - Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain
•We joined RMI in 2013 (member ID: GOOG), and we continue to be a member.
•We relied upon RMI to validate that companies meet the criteria of a smelter, and then verify that they conform to the RMAP.
•We worked with a third party to provide an assessment of smelters not participating in RMI to give Alphabet visibility on all smelters identified in supplier outreach.
•We conducted Supplier Responsibility audits with independent third parties on a portion of our suppliers with a risk-based approach, which included reviewing their conflict minerals programs.
•We continued activities to supplement the RMAP process and audits such as direct inquiries, communications, and the development of industry tools to support audit programs and reporting mechanisms. This allowed us to better understand issues smelters face in the compliance process and how we can best align to support management systems used for compliance and in-region due diligence.
•We continued to engage industry organizations to help us better understand the risks and opportunities to enhance supply chain accountability.

OECD Step 5 - Report annually on supply chain due diligence
•We publish a CMR annually, and our reports are accessible on our Investor Relations website at https://abc.xyz/investor/esg/alphabets-conflict-minerals.
•We published our 2025 Supplier Responsibility Report, which also included an update on our conflict minerals program and industry collaborations (https://sustainability.google/reports/).

4.Due Diligence Results

Smelter Disclosure

Based on our due diligence of the information provided by our in-scope suppliers for the 2025 reporting period, we have reason to believe that a portion of the 3TG used in our products originated from the Covered Countries. In some instances, information provided by our in-scope suppliers was unverifiable or incomplete and, as such, we are not declaring any of our products to be “DRC Conflict Free,” because we were unable to verify with certainty the source and chain of custody of all of the necessary 3TG in our products. Based on the due diligence performed, our suppliers identified 292 unique smelters, and we evaluated each of them based on third party audits and/or assessments. 209 are considered “conformant,” and 7 are considered “active” on RMI’s website. Due to stricter audit requirements and increased industry efforts to identify a larger number of smelters annually, it has become more challenging for these facilities to complete third-party audits and maintain or achieve their certification. Based on our third-party assessment and RCOI, we identified an additional 74 smelters as not sourcing from the Covered Countries (or have no reason to believe they are sourcing from the Covered Countries) bringing the total number of smelters identified as “conformant”, “active”, or "not sourcing from the Covered Countries" to 290 (99%). The two remaining smelters currently have a "non-conformant" status with the RMI. Our suppliers communicated a need for additional time to rectify the use of these non-conformant smelters, and we are engaging with them and supporting their efforts to do so.

The results of our due diligence on the 3TG used in our in-scope products are noted below:

2025 Smelters	Tin	Tungsten	Tantalum	Gold	Total
Total number of smelters	71	49	34	138	292
Number (%) of smelters that are conformant, active, or not sourced from the Covered Countries	70 (98%)	49 (100%)	34 (100%)	137 (99%)	290 (99%)

Efforts to Determine Mine or Location of Origin

As part of our due diligence process described in Section 3 of this report, we worked to ensure that our efforts to identify mines and the countries of origin of the 3TG in our products have been reasonable and aligned with industry practices.

5.Continuous Improvement in Understanding Source of Material

We recognize that efforts to reduce violence associated with conflict minerals are ongoing and are required to continually adapt to changing situations. We are committed to reviewing our compliance processes and actively engaging upstream directly in-region for opportunities to improve our processes.

We include more detail on our policies and our results in our Supplier Responsibility Report, including work on other minerals and materials, and in other regions that are not in scope of the Rule.

We will continue to review our compliance processes including, but not limited to, taking the following steps for the 2026 reporting year:

•We will continue to engage with in-scope suppliers to gain better visibility of the country of origin and chain of custody of the 3TG used in our in-scope products.
•We will use and encourage our in-scope suppliers to use publicly available tools from RMI.
•We will continue to work with our in-scope suppliers and engage with our supply chain to improve the quality of the data provided to us.
•We will continue to be a member of RMI and contribute to the various initiatives and working groups, as described above.
•We will continue to encourage our in-scope suppliers to source from conflict-free smelters that RMI deems to be conformant.
•We will continue to assess various certification and responsible sourcing standards for minerals in our supply chains.
•We will provide training opportunities for our upstream suppliers and smelters to understand the importance of the certification process.
•We will continue to explore additional opportunities to support livelihoods and health, improve conservation outcomes, improve stability, and support renewable energy projects to enhance conflict-free mining communities.
•As we enter into contracts with new suppliers and renew contracts with existing suppliers, we will include requirements that our suppliers will comply with our Responsible Minerals Policy and due diligence efforts.
•We will continue to support projects focused on risk mitigation and remediation associated with the root causes of human rights violations in the DRC.
•We will broaden the framework of our current Conflict Minerals Policy and transition it to a comprehensive Responsible Minerals Policy to proactively align with new regulations. We will communicate these updated requirements to our supply chain to ensure alignment with our revised compliance expectations.